Exhibit 12.1

Discover Financial Services

Ratio of Earnings to Fixed Charges(1)

(dollars in millions)

	For the Quarter Ended		For the Years Ended November 30,
	February 28, 2009	February 29, 2008	2008	2007	2006	2005	2004
Earnings:
Income before income tax expense	196	391	1,658	1,526	1,668	956	1,209
Losses from unconsolidated investees	1	1	3	4	3	2	2
Fixed charges(2)	314	341	1,293	1,227	839	721	592
Income before income tax expense and fixed charges	511	733	2,954	2,757	2,510	1,679	1,803
Fixed Charges:
Total interest expense	313	339	1,288	1,223	836	718	590
Interest factor in rents	1	2	5	4	3	3	2
Total fixed charges	314	341	1,293	1,227	839	721	592
Ratio of earnings to fixed charges	1.6	2.1	2.3	2.2	3.0	2.3	3.0

(1)	No shares of preferred stock were outstanding during the periods presented and we did not pay any dividends on preferred stock in the periods presented. Therefore, the ratio of earnings to fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.
(2)	Fixed charges consist of interest expense and our estimated interest portion of rental expense.